EXHIBIT 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated March 21, 2012, relating to the consolidated financial statements of Lake Shore Gold Corp. appearing in this Current Report on Form 6-K of Lake Shore Gold Corp. furnished March 26, 2012.

/s/ Deloitte & Touche, LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 26, 2012